October 4, 2005
Mathew Franker, Esq.
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allied Waste Industries, Inc. Registration Statement on Form S-4
(File No. 333-126239)
Dear Mr. Franker:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Allied Waste Industries, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4, Registration No. 333-126239, be accelerated to 5:00 p.m., Eastern daylight time on Wednesday, October 5, 2005, or as soon as practical thereafter.
     In connection with this request, the Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company represents that should the Securities and Exchange Commission (the “Commission”) or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Sincerely yours,
/s/ Steven M. Helm
Steven M. Helm
Executive Vice President and General Counsel